Exhibit 8

Irving S. Schloss	205 Church Street
203.784.8277	P.O. Box 1936	New Haven
Fax: 203.777.1181	New Haven, CT	Hartford
ischlos@attglobal.net	06509-0906	Stamford
www.tylercooper.com	203.784.8200	Madison

June 6, 2005

Board of Directors
NewAlliance Bancshares, Inc.
195 Church Street
New Haven, Connecticut 06510

Board of Directors
Cornerstone Bancorp, Inc.
Cornerstone Bank
550 Summer Street
Stamford, Connecticut 06901

Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences of the merger of Cornerstone Bancorp, Inc. (“CBI”) with and into NewAlliance Bancshares, Inc. (“NewAlliance”) (the “Merger”) and immediately following the Merger, the merger of Cornerstone Bank (“Cornerstone”) with and into NewAlliance Bank (“NAB”).

In connection with the opinions expressed below, we have examined and relied upon originals or copies certified or otherwise identified to our satisfaction, of (i) the Agreement and Plan of Merger dated as of April 12, 2005 by and among NewAlliance, NAB, CBI and Cornerstone (the “Agreement”), (ii) NewAlliance’s Registration Statement on Form S-4, (iii) Certificates of Representation executed by NewAlliance and NAB and CBI and Cornerstone dated June 6, 2005 (collectively, the “Certificates of Representation”), and (iv) such corporate records and documents as we have deemed relevant for the purposes of this opinion. Capitalized terms used herein but not otherwise defined herein shall have the meaning set forth in the Agreement.

In our examination, we have assumed the authenticity of original documents, the accuracy of copies and the genuineness of signatures. We have also assumed that the parties to the Agreement and to any other documents examined by us have acted, and will act, in accordance with the terms of such documents. Furthermore, we have assumed that (i) all representations contained in the Agreement and the Certificates of Representation are, and at the Effective Time will be, true and complete in all material respects and (ii) that any representations made in any of the documents referred to herein “to the knowledge” (or

Board of Directors
NewAlliance Bancshares, Inc.
Board of Directors
Cornerstone Bancorp, Inc.
June 6, 2005

similar qualification) of any person or party is and will be correct without such qualification.

Our opinions set forth below are based upon the existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations promulgated thereunder, as well as current administrative rulings, notices, procedures and court decisions. Such laws, regulations, administrative rulings, notices, procedures and court decisions may change at any time, and any such change could affect the continuing validity of our opinions set forth below. Similarly, any change in the facts and assumptions stated below, upon which this opinion is based, could modify our conclusions. This opinion is as of the date hereof, and we disclaim any obligation to advise you of any change in any matter considered herein after the date hereof.

This opinion addresses only the specific federal income tax consequences of the Merger and Bank Merger, and it does not address any other federal, state, local or foreign income, estate, gift, transfer, sales, use, excise or other taxes that may result from the Merger or Bank Merger.

FACTS

Merger. Under the Agreement, CBI will be merged with and into NewAlliance with NewAlliance being the surviving corporation. Upon consummation of the Merger, each Cornerstone shareholder will have the right, with respect to each of his or her shares of CBI Common Stock, to elect to receive either (i) shares of NewAlliance Common Stock, (ii) cash, or (iii) a combination of 70% shares of NewAlliance Common Stock and 30% cash, in cases (i) and (ii) subject to proration as described below.

Subject to a possible future purchase price adjustment if the average market price for NewAlliance Common Stock for the five consecutive trading days prior to the date the last of all regulatory approvals have been obtained for the Merger (the “Average Price”) has fallen to less than 85% of $14.00 (the amount of the difference being the “Reduction Amount”) and the Reduction Amount is 15% or more greater than the reduction in the SNL Thrift Index for the same period, and to the proration described below:

•
each share of CBI Common Stock for which an election is made to convert such share into the right to receive shares of NewAlliance Common Stock will be converted into 2.518 shares of NewAlliance Common Stock;

•	each share of CBI Common Stock for which an election is made to convert such share into the right to receive cash will be converted into cash in the amount of $35.00;

Board of Directors
NewAlliance Bancshares, Inc.
Board of Directors
Cornerstone Bancorp, Inc.
June 6, 2005

•	each non-election share shall be converted into the right to receive cash in the amount of $35.00.

The number of shares of CBI Common Stock that will converted into NewAlliance Common Stock in the Merger must be 70% of the total shares of CBI Common Stock outstanding immediately prior to the Merger. Therefore, the cash and stock elections are subject to proration to preserve this requirement.

Each option to purchase shares of CBI Common Stock will be converted into cash in an amount equal to the $35.00 less the exercise price per share per share of shares of CBI Common Stock subject to such option, multiplied by the number of shares of CBI Common Stock covered by such option.

Bank Merger. Immediately after the Merger, Cornerstone will be merged with and into NAB, with NAB as the surviving entity. At the effective time of the Bank Merger, the shares of NAB’s common stock outstanding immediately prior to the effective time will remain outstanding without change. Each share of Cornerstone common stock issued and outstanding prior to the Bank Merger will, by virtue of the Bank Merger, be cancelled. Any shares of Cornerstone common stock held in the treasury of Cornerstone will be retired and cancelled, and no shares of common stock of Cornerstone will be issuable or exchangeable with respect thereto.

FEDERAL TAX OPINION

Based on the foregoing and subject to the qualifications set forth in this opinion, it is our opinion that, for federal income tax purposes:

(1)	The Merger and the Bank Merger, when consummated, will be treated as a reorganization within the meaning of Section 368(a) of the Code;
(2)	Neither the Merger nor the Bank Merger will adversely affect the Merger’s qualifying as a reorganization within the meaning of Section 368(a) of the Code;
(3)	No gain or loss will be recognized by NewAlliance, NAB, CBI or Cornerstone by reason of the Merger;

Board of Directors
NewAlliance Bancshares, Inc.
Board of Directors
Cornerstone Bancorp, Inc.
June 6, 2005

(4)	The exchange of CBI Common Stock to the extent exchanged for NewAlliance Common Stock will not give rise to recognition of gain or loss for federal income tax purposes to the shareholders of CBI;
(5)
The basis of the NewAlliance Common Stock to be received (including any fractional shares deemed received for tax purposes) by a CBI shareholder will be the same as the basis of the CBI Common Stock surrendered pursuant to the Merger in exchange therefor; and

(6)
The holding period of the shares of NewAlliance Common Stock to be received by a shareholder of CBI will include the period during which the shareholder held the shares of CBI Common Stock surrendered in exchange therefor, provided the CBI Common Stock surrendered is held as a capital asset at the Effective Time.

We express no opinion with respect to the effect on the CBI shareholders of the receipt of any of the Merger Consideration in cash.

We consent to the filing of this opinion as an Exhibit to the Registration Statement on Form S-4.

Tyler Cooper & Alcorn, LLP

By: /s/ Irving S. Schloss
Irving S. Schloss
A Partner